

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

Joseph J. DeAngelo
Chief Executive Officer
HD Supply Holdings, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

> **Re: HD Supply Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2015**
> **Filed March 24, 2015**
> **File No. 1-35979**

Dear Mr. DeAngelo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief